# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Leslie's Inc, CIK 0001821806
CUSIP: 527064208
Title of class of securities: Common Stock SH NEW
Address of issuer's principal executive offices: 2005 E. INDIAN SCHOOL ROAD, PHOENIX, Arizona (AZ), 85016
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000936753-23-000052
Filed by CIK 0000936753

## Reporting persons
- Ariel Investments, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 2,863,578; shared voting power 0; sole dispositive power 2,943,963; shared dispositive power 0; aggregate amount beneficially owned 2,943,963 (31.7% of the class)
  Comment: The purpose of this 13G Amendment No. 7 is to reflect the effects of a reverse split of the Issuer's Common Stock effective on Monday, September 29, 2025, resulting in a change to the CUSIP No. for the class of securities of the Issuer and to the total shares beneficially owned by the Reporting Persons.

## Item 1. Issuer
Name of issuer: Leslie's Inc
Address of issuer's principal executive offices: 2005 E. INDIAN SCHOOL ROAD, PHOENIX, AZ, 85016, US

## Item 2. Person Filing
Name of person filing: Ariel Investments, LLC
Address of principal business office or, if none, residence: 200 E. Randolph Street, Suite 2900, Chicago, 60601, United States
Citizenship: DELAWARE LIMITED LIABILITY COMPANY

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 2,943,963
Percent of class: 31.7
Sole power to vote or to direct the vote: 2,863,578
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,943,963
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Ariel Investments, LLC's adviser clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all securities reported upon this Schedule. Ariel Fund, a series of Ariel Investment Trust, an open-end management investment company, owns 2,240,815 shares of the Issuer which represents an economic interest in more than 5% of the subject securities reported upon this Schedule.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11. The purpose of this 13G Amendment No. 7 is to reflect the effects of a reverse split of the Issuer's Common Stock effective on Monday, September 29, 2025, resulting in a change to the CUSIP No. for the class of securities of the Issuer and to the total shares beneficially owned by the Reporting Persons.

## Signatures
- Ariel Investments, LLC: James Prescott, Vice President, Compliance (10/07/2025)